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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                             BOARDWALK CASINO, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   096612 10 6
                      (CUSIP Number of Class of Securities)

    Jeffrey P. Jacobs, President of Jacobs Entertainment Ltd., the manager of
                      Diversified Opportunities Group Ltd.
                               425 Lakeside Avenue
                               Cleveland, OH 44114
                                 (216) 861-4390

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                DECEMBER 2, 1996
             (Date of Event which Requires Filing of this Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7. )

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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CUSIP No. 096612 10 6                                        Page 2 of 5 Pages

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         DIVERSIFIED OPPORTUNITIES GROUP LTD. -- FEIN: 34-1828344
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   [ ]
                                                                    (b)   [X]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

                                                                       [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         OHIO
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                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                1,071,429
OWNED BY EACH                       -------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH

                                            -0-
                                    -------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            1,071,429
                                    -------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,071,429
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.9%
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14.      TYPE OF REPORTING PERSON

         OO
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                  This Amendment No. 1 to Schedule 13D is being filed on behalf of Diversified Opportunities Group Ltd., an Ohio limited liability company ("Diversified"), for the purpose of reporting the completion of the second phase of its transaction (the "Transaction") with Boardwalk Casino, Inc., a Nevada Corporation ("Boardwalk"), and Norbert W. Jansen, individually and as trustee under an agreement dated July 14, 1993 ("Jansen"),

                  In the second phase of the Transaction, Jansen sold to Diversified 317,589 Shares pursuant to the terms of an Option and Proxy Agreement (the "Option Agreement").

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is amended as follows:

                  The address of Diversified's principal business and office listed in paragraph one is 425 Lakeside Avenue, Cleveland, Ohio 44114.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended and supplemented as follows:

                  The acquisition of the 317,589 Shares was financed as follows:

                           Diversified financed 50% of the total purchase price
of the common stock ($1,111,561.50) with the proceeds of a loan from Richard E. Jacobs, father of Jacobs and grantor and a potential beneficiary of the Trust, an entity which is described above. The loan was made as an advance pursuant to the terms of the Credit Agreement and Revolving Note dated as of July 31, 1996, attached to Diversified's original Schedule 13D dated October 7, 1996 as Exhibits A and B, respectively.

                           Diversified financed the remaining 50% of the total
purchase price of the common stock ($1,111,561.50) with the proceeds of a capital contribution from the Trust, a member of Diversified.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Diversified submitted a ruling letter to the Gaming Board seeking a ruling that the second phase of the Transaction would not result in a change in control of Boardwalk pursuant to the regulations of the Gaming Board and the Commission. On November 25, 1996 Diversified received a favorable ruling letter from the Gaming Board. In phase two, Diversified purchased an additional 317,589 Shares from Jansen pursuant to the Option Agreement, and Boardwalk's Board of Directors (the "Board") was expanded to six directors, with Jeffrey P. Jacobs ("Jacobs") being appointed as the sixth director. Phase two of the Transaction was consummated on December 2, 1996.

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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Items 5(a) and 5(b) are amended and supplemented as follows:

                  (a) As of December 2, 1996, Diversified had beneficial ownership of 1,071,429 Shares. Therefore, Diversified has acquired 14.9% of the outstanding common stock of Boardwalk.

                  (b) Diversified has the sole power to vote and dispose of all 1,071,429 Shares. Because Jacobs is the sole Manager of Entertainment, the Manager of Diversified, Jacobs may be deemed to have sole power to vote or to direct the voting of the Shares and have shared power with the Trust to dispose or to direct the disposition of the Shares. Jacobs disclaims beneficial ownership of such Shares.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        December 2, 1996
                                        -------------------------------

                                        DIVERSIFIED OPPORTUNITIES
                                            GROUP LTD.

                                        By:  Jacobs Entertainment Ltd., its
                                             Manager

                                        By:  /s/ Jeffrey P. Jacobs
                                             -------------------------------
                                             Jeffrey P. Jacobs, President

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